The securities referred herein have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Enterra Energy Trust Announces Closings of $178 Million

Underwritten Financing and $200 Million Credit Facilities

Calgary, AB - November 21, 2006 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) announces that it has closed its previously announced underwritten financing of trust units and debentures and revolving term and operating credit facilities.

Pursuant to the underwritten financing, the Trust issued approximately $40.26 million of trust units at an issue price of $8.10 per trust unit and $138 million of unsecured subordinated debentures convertible into trust units at a price of $9.25 per trust unit.  The underwriters fully exercised an over-allotment option to purchase additional trust units and debentures at the closing. The debentures will have a face value of $1,000 per debenture, a coupon of 8.00% and a final maturity date of December 31, 2011.  The debentures pay interest semi-annually on June 30 and December 31, with the initial interest payment on June 30, 2007, representing accrued interest from closing of the offering to that date.

In addition, the Trust’s subsidiary, Enterra Energy Corp., has established a $180,000,000 syndicated revolving term facility and a $20,000,000 operating facility secured by first ranking security interests in respect of the properties and undertakings of Enterra and its subsidiaries.  The credit facilities were arranged by The Bank of Nova Scotia, as lead and agent for a syndicate of lenders.

The net proceeds from the offering, together with drawings under the credit facilities, are being used to repay in full all indebtedness under the Trust’s outstanding bridge facilities incurred in part to finance the acquisition of the Trust's Oklahoma assets.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.

About Enterra

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada and in Oklahoma and Wyoming, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements in this press release include, but are not limited to, statements with respect to the use of proceeds of the offering. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (877) 263-0262

Telephone: (877) 263-0262

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com